Exhibit 99.1

Bank of Thailand Appoints Guardforce AI to Operate Consolidated Cash Center in Khon Kaen Province

NEW YORK, Jan. 26, 2021 /PRNewswire/ -- Guardforce Cash Solutions Security (Thailand) Company Limited, a subsidiary of Guardforce AI Co., Ltd (OTC Pink: GRDAF) ("Guardforce AI"), has been selected as the authorized operator of the Consolidated Cash Center (CCC) in the Khon Kaen province of Thailand for a period of five years starting April 19, 2021. The decision to appoint Guardforce AI has jointly been made by the Thai Banking Association, representatives from Thai Commercial Banks and the Bank of Thailand.

Guardforce AI, which is an integrated security solutions provider in Asia, will provide cash management services to local financial institutions, including in nearby provinces. The establishment of the CCC in Khon Kaen will help optimize the efficiency of cash logistics management in the region, reduce associated costs and improve the overall cash logistics processes for local financial institutions.

Tommy Kwan, Group Chief Operating Officer & Head of Thailand at Guardforce AI, commented: "The Khon Kaen Consolidated Cash Center is the biggest center in the Northeast of Thailand, and we are delighted to have been appointed to operate this facility. This is a strategically important partnership for us, and we are truly committed to supporting the overall financial ecosystem in the region with secure cash management solutions. It is a milestone achievement for our company, and we look forward to commencing our partnership."

About Guardforce AI Co., Ltd.

Guardforce AI Co. Ltd. is a leading integrated security solutions provider that is trusted to protect and transport the high-value assets of public and private sector organizations. Developing and introducing innovative technologies that enhance safety and protection, Guardforce AI helps clients adopt new technologies and operate safely as the Asia Pacific business landscape evolves.

For more information, visit www.guardforcecash.co.th.

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SOURCE Guardforce AI Co. Ltd.